CONFIRMATION AGREEMENT

THIS CONFIRMATION AGREEMENT (the “Agreement”) is made and entered into effective as of July 31, 2006, in connection with that certain Convertible Note (the “Note”) dated December 19, 2005 in the amount of Two Million Five Hundred Thousand Dollars ($2,500,000) issued by FUTUREMEDIA PLC, a corporation organized and existing under the laws of England and Wales (the “Company” or the “Obligor”) to CORNELL CAPITAL PARTNERS, LP (the “Holder”).

WHEREAS, on or about December 19, 2005, the Company and the Holder entered into a series of financing agreements (the “Transaction Documents”), including, without limitation the Securities Purchase Agreement (as define the Note), pursuant to which, among other things, the Holder agreed to advance the Company the aggregate of $2,500,000 pursuant to the Note;

WHEREAS, the parties hereto desire to clarify and confirm certain provisions under the Note; provided that the parties hereby expressly agree and acknowledge that the provisions of this Agreement do not represent or constitute any change in or renegotiation of the terms of the Note (or any other Transaction Document) but rather the exclusive purpose of this Agreement is to memorialize for purposes of clarification the original intent of the parties in connection with the Note;

WHEREAS, all terms in the Note, except as expressly modified herein, and the terms contained in the Transaction Documents, shall remain in full force and effect.

NOW, THEREFORE, in consideration of the premises and the mutual promises, conditions and covenants contained herein and other good and valuable consideration, receipt of which is hereby acknowledged, the parties hereto agree as follows:

1)	The foregoing recitals are hereby incorporated herein by reference and acknowledged as true and correct by the parties hereto.

2)	The parties hereby confirm the following for purposes of clarification:

a)
sub-clause (4) of Section 3(a)(i)(B) is deleted in its entirety (and, for purposes of clarification, the word “or” shall be deemed to be added between sub-clauses (2) and (3) of Section 3(a)(i)(B)) ; and

b)
with respect to Section 3(a)(ii)(A), if the Holder has delivered a Conversion Notice for a principal amount of the Note that, without regard to any other shares that the Holder or its affiliates may beneficially own, would result in the issuance in excess of the permitted amount under the Note, the Obligor shall notify the Holder of this fact and shall honor the conversion for the maximum principal amount permitted to be converted on such Conversion Date in accordance with the periods described in Section 3(a)(i)(A) and shall retain any principal amount tendered for conversion in excess of the permitted amount hereunder for future conversions, and the Holder shall not have the option to require the Obligor to return such excess principal amount to the Holder.

IN WITNESS WHEREOF, the parties have signed and delivered this Agreement on the date first set forth above.

FUTUREMEDIA PLC	CORNELL CAPITAL PARTNERS, LP

By: /s/ Leonard M. Fertig	By: Yorkville Advisors, LLC
Name: Leonard M.Fertig Title: CEO	Its: General Partner

By: /s/ Mark A. Angelo
Name: Mark A. Angelo Title: Portfolio Manager